

Mail Stop 3030

December 4, 2008

Via Facsimile and U.S. Mail

Mr. Jeffery T. Halloran
Chief Executive Officer
Phantom Fiber Corporation
144 Front Street, Suite 580
Toronto, Ontario, Canada, M5J 2L7

> **Re: Phantom Fiber Corporation**
> **Form 10-KSB for the year ended December 31, 2007**
> **Form 10-Q for the quarter ended September 30, 2008**
> **File No. 1-15627**

Dear Mr. Halloran:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Consolidated Statements of Cash Flows, page F-6

1.　　We note the amount presented here as "Foreign currency translation (gain) loss" is the same as the foreign exchange translation adjustment presented in your consolidated statement of changes in stockholders' deficiency. Please tell us how your presentation in the statement of cash flows complies with paragraph 25 of SFAS 95.

Note 2. Summary of Significant Accounting Policies, page F-9

p) – Recent accounting pronouncements affecting the Company, page F-14

– FSP FAS 123(R)-5, Amendment of FASB Staff Position FAS 123(R)-1

2.　　You state that you will evaluate whether the adoption will have any impact on your financial statements. However, we note that this standard became effective for you on January 1, 2007. Please confirm to us that you adopted this standard on January 1, 2007.

s) – Business Segment and Geographic Information, page F-17

3.　　We note that 95% of your revenues are derived from international business. Please revise your future filings to disclose revenues for any foreign country that is material. Refer to paragraph 38(a) of SFAS 131.

4.　　We note that you derived 58% of your revenues form three customers in 2007. Please revise future filings, to disclose the total amount of revenues from each customer that comprised 10% or more of your revenues. Refer to paragraph 39 of SFAS 131.

Note 6. Capital Structure, page F-18

5.　　We note the significance of your warrant issuances during the years ended December 31, 2006 and 2007. Please revise future filings to disclose your valuation methodology and any significant assumptions you used in determining the fair value of your warrants.

Exhibit 31.1

6.   We note that you have omitted the language "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" from paragraph four of your certification. The required certifications must be in the exact form prescribed. Accordingly, please file an amendment to your Form 10-K and Forms 10-Q that includes the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification. Please note this comment also applies to your Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.

Form 10-Q for the quarter ended September 30, 2008

Note 5. Senior Convertible Notes, page 15

7.   We note that you determined that your convertible notes contain embedded derivatives based on your application of SFAS 133 and EITF 00-19. Please revise future filings to disclose all material terms of each of your senior convertible notes, including the specific features that required you to account for each of the conversion feature and warrants as derivatives.

8.   Further to the above, revise future filings to disclose your valuation methodology and all significant assumptions you used in determining the fair value of each of your embedded conversion feature derivatives and your warrant derivatives.

9.   Please revise this note in future filings to include a reconciliation of the outstanding amounts for each of your senior convertible notes to the amounts reflected on your consolidated balance sheet.

Note 8. Fair Value Measurements, page 17

10.   We note your presentation of the fair value measurements in this note does not include disclosure relating to your senior convertible notes payable. Please revise future filings to include the disclosures required by paragraphs 32-35 for all of your financial assets and liabilities, including your senior convertible notes.

11.   We note your presentation of the reconciliation of your beginning and ending balances for fair value measurements using significant unobservable inputs. However, it appears that you have presented the activity on a net basis. Specifically, we note that the amount reflected as gains included in earnings does not reconcile to the amount presented on the consolidated statements of operations for the period. Further, we note that although you entered into new senior convertible note agreements that each contained an embedded conversion

option that was required to be bifurcated, you have not presented any amounts for "purchases, issuances and settlements." Please revise future filings to present this reconciliation on a gross basis, or otherwise tell us how your presentation complies with paragraph 32(c) of SFAS 157.

12.   Further to the above, please revise future filings to disclose the information required by paragraph 33(c) of SFAS 157.

13.   In accordance with paragraph 39 of SFAS 157, your disclosures in the first period after adoption of SFAS 157 should have included disclosure of the valuation technique(s) used to measure fair value and a discussion of changes, if any, in the valuation technique(s) used to measure similar assets and/or liabilities in prior periods. However, we do not see where you included this disclosure in your March 31, 2008 Form 10-Q. Please ensure that you include such disclosure in your Form 10-K for the year ending December 31, 2008.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief